SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of	March	2026

Commission File Number	001-43190

MDA SPACE LTD.
(Translation of registrant’s name into English)

7500 Financial Drive Brampton, Ontario, Canada L6Y 6K7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         ☐         Form 40-F         ☒

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Press release dated March 16, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDA Space Ltd.
(Registrant)
Date:	March 16, 2026	By:	/s/ Guillaume Lavoie
			Name:	Guillaume Lavoie
			Title:	Chief Financial Officer